UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-40842

VALENS SEMICONDUCTOR LTD.

(Exact name of registrant as specified in its charter)

8 Hanagar St. POB 7152

Hod Hasharon 4501309

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

On July 23, 2024, Valens Semiconductor Ltd. (the “Company”), Value Base Fund Limited Partnership, Value Base Fund Invest 1, Limited Partnership and Value Base Ltd. (collectively, “Value Base”) entered into a Board Nomination Agreement (the “Nomination Agreement”), pursuant to which the Company agreed that Value Base’s designee, Mr. Tal Yaacobi (the “Designee”), would be appointed, effective as of August 8, 2024, to the Company’s Board of Directors (the “Board”), to serve as a Class I director (and to stand for re-election at the 2025 annual meeting of shareholders), and as a member of the Board's Nominating, Governance and Sustainability Committee.

Pursuant to the Nomination Agreement, Value Base and its affiliates also agreed not to increase their beneficial ownership of the Company's ordinary shares to more than 24.99% of the total ordinary shares of the Company outstanding during a period commencing on the effective date of the Nomination Agreement and ending on the earlier of the 2026 annual meeting of shareholders or the Designee’s departure from the Board (the “Standstill Period”).

During the Standstill Period, Value Base also agreed not to solicit proxies, or encourage or influence any person, for the election of individuals to the Board, or to seek representation on or nominate any candidate affiliated with Value Base to the Board, except the Designee. Value Base is able, however, to propose and act to nominate qualified candidates to the Board who are not affiliated with Value Base.

Notwithstanding the Designee's votes as a member of the Board or the Nominating, Governance and Sustainability Committee, Value Base as a shareholder undertook pursuant to the Nomination Agreement to vote all of its ordinary shares of the Company during the Standstill Period (i) at the 2024 annual meeting of shareholders, in favor of the entire class of candidates that is supported by a majority of the Board and against any other candidates not supported by a majority of the Board, (ii) at the 2025 annual meeting of shareholders, in favor of at least two members of the class of candidates that are supported by a majority of the Board (i.e., Value Base may object to only one candidate) and against all other candidates not supported by a majority of the Board (but one such nominee) and (iii) at the 2026 annual meeting of shareholders, in favor of at least one member of the class of candidate nominated that is supported by a majority of the Board (i.e., Value Base may object to two candidates) and against all other candidates not supported by a majority of the Board (but two such nominees).

In addition, Value Base agreed to vote against any shareholder proposal that results in an increase or decrease to the size of the Board as set in accordance with the Articles of Association of the Company.

Except as set forth above, Value Base and the Designee are free to engage in any discussions, solicitation or any other action related to its plans or proposals.

The Company's obligations under the Nomination Agreement will terminate under certain conditions, including if (i) Value Base and its affiliates cease to beneficially own at least 5% of the outstanding ordinary shares of the Company, (ii) the Designee fails to comply with Board policies and procedures or qualify as a director under applicable law, (iii) Value Base or the Designee fails to comply with material terms of the Nomination Agreement or (iv) in the event of Change of Control (as defined in the Nomination Agreement).

***

On July 23, 2024, the Board appointed the Designee as a Class I director of the Company and a member of the Nominating, Governance and Sustainability Committee, effective as of August 8, 2024, and to serve until his successor is elected and qualified or until his earlier resignation or removal. The Designee will receive compensation in the same manner as the Company’s other non-employee directors. Following the appointment of the Designee and in accordance with the Articles of Association of the Company, the Board resolved to fix the number of directors at 10.

On July 23, the Company and Value Base issued a joint press release relating to the entry into the Nomination Agreement and the appointment of Mr. Tal Yacobi as a director, a copy of which is attached as Exhibit 99.1 hereto.

The information contained in this Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-260390) and Form S-8 (File Nos. 333-259849, 333-269250 and 333-276520). The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

TABLE OF CONTENTS

ITEM
99.1	Press Release dated July 23, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALENS SEMICONDUCTOR LTD.

By:	/s/ Gideon Ben-Zvi
	Name:	Gideon Ben-Zvi
	Title:	Chief Executive Officer

Date: July 23, 2024

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